Commission File No.1-8346

9-10-02

FORM 6-K

SECURITITES AND EXCHANGE COMMISSON

Washing,D.C.20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Record Date for Interim Dividend and Amount of Proposed Dividend

TDK Corporation
(Translation of registrant's name into English)

13-1,Nihonbashi 1-chome,Chuo-ku,Tokyo 103-8272,Japan
(Address of Principal executive offices)

TDK

TDK Corporation
1-13-1,Nihonbashi, Chuo-ku,
Tokyo 103,Japan
Tel:03/3278-5334
Fax:03/5201-7110

September 6, 2002

Securities and Exchange Commission
Filing Desk 450
5th Street
Washington,D.C.20549
U.S.A.

Re: TDK CORPORATION (the "Company")
Notice of Record Date for Interim Dividend
And Amount of Proposed Dividend

Dear Sirs:

Pursuant to Section I paragraph 8 of the undertaking of the Company submitted to the New York Stock Exchange, Inc.(the "Exchange") in connection with the listing of shares of Common Stock of the Company on the Exchange, set forth below are the record date for the proposed payment of an interim dividend and the estimated amount of said dividend, subject to the approval of the Board of Directors of the Company at the Board meeting to be held on October 31,2002.

- Record date: September 30, 2002(Japan Time)
- Estimated amount of proposed interim dividend subject as aforesaid: Yen 25.00 per share of Common Stock

The amount of the proposed interim dividend set out above is very roughly estimated. Neither the Company nor any of the Directors make any warranty, representation or guarantee whatsoever that the said amount will in fact be declared at the aforesaid Broad meeting. The Director's complete discretion to recommend and declare such higher or lower amount as they think fit at the aforesaid Board meeting shall not be limited not affected hereby in any respect.

- Payment commence date: December 6, 2002(Japan Time)

Very truly yours,

TDK CORPORATION

BY: [signature]
Noboru Hara
General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly Caused this to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation

(Registrant)

September 6,2002

BY:____________________

Noboru Hara
General Maneger
of General Affairs Dept.